Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 11, 2017

December 11, 2017

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS expects Justice Department to handle review of Aetna deal

Reuters

By Diane Bartz

CVS Health Corp expects the U.S. Justice Department to do the antitrust review of its planned acquisition of health insurer Aetna Inc, a spokesman for the drugstore chain operator said.

CVS Health Corp and Aetna announced the $69 billion deal on Dec. 3, arguing it would enable the companies to tackle soaring healthcare spending by offering lower-cost medical services in pharmacies.

The Justice Department and U.S. Federal Trade Commission share the job of reviewing mergers to make sure they do not hurt consumers.

The deal, the year’s largest, will combine one of the nation’s biggest pharmacy benefits managers and pharmacy operators with one of its oldest health insurers.

Asked which antitrust agency would review the deal, CVS spokesman David Palombi late on Thursday said: “Our expectation is that it will be the Justice Department.”

No matter who reviews the deal, six antitrust experts have told Reuters that they expect it to be approved since most of the two companies’ business is in separate markets.

Two said they believed the Justice Department could try to stop the transaction for fear that customers would face higher drug prices or have less choice. The U.S. government tends to block mergers if the combining companies are competitors in a concentrated market.

Deals like this one, where companies make acquisitions up or down the supply chain, tend to be considered to be inherently efficient. The big exception is if there is a fear that the purchasing companies’ rivals would lose critical access to the suppliers’ products. That is the case with AT&T Inc’s deal for Time Warner Inc, which the Justice Department has sued to stop. Link to Original

DOJ Seen Clearing CVS-Aetna Deal

The Deal

By Cathaleen Chen

CVS Health Corp.‘s (CVS) $69 billion merger with Aetna Inc. (AET) is likely to gain approval from federal regulators if the companies can show the deal will be good for customers — despite the fact that the regulator in question may be the Justice Department, Wall Street and legal experts said.

“If CVS and Aetna can show that there is a real basis for benefits to consumers, then the DOJ is more likely to approve the transaction,” said Fiona Schaeffer, an antitrust attorney at Milbank, Tweed, Hadley & McCloy LLP.

Chances of approval could also be bolstered by the precedent set by UnitedHealth Group Inc. (UNH), which already offers health insurance, care clinics and pharmacy benefit management services within the same network that also employs its own doctors.

CVS CEO Larry Merlo said in an investor call Dec. 4 that the deal would create value for not only healthcare consumers but the federal government as well.

Cowen and Co. analyst Charles Rhyee also agreed that the deal will likely pass. The bulk of regulations will be determined by insurance department in different states, he said, while a national precedent of vertical integration in healthcare already exists. “Just look at UnitedHealth. It already has a health plan, PBMs and a provider network. They have [30,000] doctors.”

When the deal was announced last week, CVS and Aetna were unsure whether their review would be conducted by the DOJ or the Federal Trade Commission, as both bodies would have jurisdiction. The New York Post reported Dec. 6 that it would be DOJ, citing anonymous sources.

The DOJ declined to comment and the FTC could not be reached.

“The DOJ has historically looked at managed care and FTC has done drug retail, so I think it was a toss up,” Rhyee said.

As of now, the FTC is missing three of its five commissioners. Candidates for two of the seats are currently awaiting Senate confirmation, and a third nominee has yet to be named. There is speculation that scrutiny by DOJ would be more intense than that of the FTC given the department’s recent move to block AT&T Inc.‘s (T) merger with Time Warner Inc. (TWX).

“People are concerned that what the AT&T deal has shown is a change of precedence. Instead of looking at just harm to consumers, the DOJ is now looking at a merger’s potential harm to other businesses,” Rhyee told The Deal.

Some say the concern is overblown.

“It’s a complete overreaction because the AT&T deal is largely horizontal while the CVS-Aetna merger is vertical,” said John Sculley, the former CEO of Apple Inc. (AAPL) and chairman of RxAdvance, a software company serving the pharmacy benefit management industry. “My sense is that this will be a relatively smooth approval process.”

Experts disagree, however, on the matter of divestitures. Anthony Sabino, a securities attorney and law professor at St. John’s University, said the companies may have to compromise on operations beyond Medicare Part D, which, together, CVS and Aetna would have more than 30% control of the market share.

CVS may have to scale back on physical market penetration with its retail presence, he said, if its pharmacies would improve competition for Aetna against other insurance companies on the supply side.

Others, however, see minimal overlap between the companies, even in regard to Medicare Part D.

“I’m not sure if there’ll be any divestments,” said Schaeffer. “A national market share of 30% is not sufficient to say that a divestiture is needed. The DOJ will probably look at competition by region.”

Across the board, the CVS and Aetna merger has been a popular prospect for the trillion-dollar healthcare industry, which for long has been bogged down by rising costs and inordinate middlemen. If it goes through, the deal would chip away at the complexities and inconveniences of healthcare by offering services directly to Aetna patients through CVS’ retail pharmacies. It would also mean that employers could have a health insurance option that encompasses PBM services.

“The big question for us all is, how do we make insurance sustainable for all Americans?” Sculley said. “And the CVS deal is potentially a very good step in answering that.”

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.